November 25, 2020

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Angela Lumley and Rufus Decker

Re:	WPP plc

Form 20-F for the Fiscal Year Ended December 31, 2019

Filed April 30, 2020

File No. 001-38303

Dear Ms. Lumley and Mr. Decker:

WPP plc (the “Company”) is in receipt of the letter, dated October 27, 2020, from the staff of the United States Securities and Exchange Commission with respect to the above-referenced filing by the Company. I am submitting this letter to confirm my conversation with Angela Lumley on November 24 and 25, 2020, regarding the timing of the Company’s response to your comments. As was discussed, the Company has been preparing its response letter, and in so doing, it identified an error in the presentation of cash and cash equivalents on its balance sheet. The Company continues to evaluate whether there are other necessary adjustments related to this presentation error and to assess the impact of any deficiencies in the Company’s internal control over financial reporting. The Company anticipates providing a complete response to the comment letter no later than Friday, January 8, 2021.

If you have any questions, please do not hesitate to call me at (202) 663-6474.

Sincerely,

/s/ Alan J. Wilson

Alan J. Wilson